

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 15, 2010

Greg Strakosch
Chief Executive Officer
TechTarget, Inc.
275 Grove Street
Newton, Massachusetts 02466

> **Re:** **TechTarget, Inc.**
> **Schedule TO-I**
> **Filed November 9, 2010**
> **Amendment No. 1 to Schedule TO-I**
> **Filed November 10, 2010**
> **Amendment No. 2 to Schedule TO-I**
> **Filed November 12, 2010**
> **File No. 005-82910**

Dear Mr. Strakosch:

We have limited our review of the filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

1. Explain the basis for your determination that the pro forma financial information required by Item 1010(b) of Regulation M-A is not material in the context of this offer for a significant percentage (23.5% -25.5%) of your outstanding common shares. Alternatively, provide the pro forma information required by that Item in the Offer to Purchase. In the preparation of any pro forma financial statements, please provide a sensitivity analysis illustrating the likely possible outcomes related to the tender offer; particularly, the circumstances where you would incur more

indebtedness versus the circumstances where you will not incur any indebtedness. You may structure the pro forma financial statements and related notes in the manner that most clearly conveys the likely possible outcomes.

Exhibit 99(A)(1)(A): Offer to Purchase

Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans, page 4

2.   You state that officers and directors will not tender shares into the offer and will therefore own a greater percentage of the outstanding shares after completion of the offer. On page 16 of the Offer to Purchase, you disclose that officers and directors may own almost 90% of the outstanding shares after this offer is completed, and particularly if you exercise the right to purchase an additional 2% of the outstanding shares. Describe in greater detail the effects of this extremely high concentration of ownership in the hands of insiders resulting from this offer, particularly with respect to future plans for the company.

3.   Please note that if you or any affiliate, including officers or directors, take the company private in the future, this offer may be considered the first step in a series of transactions resulting in the deregistration of the shares (even though they will not become eligible for deregistration as a result of this offer alone), and the offer may be subject to Rule 13e-3. Please supplementally discuss your plans in this regard.

Conditions of the Tender Offer, page 12

4.   Refer to the first paragraph in this section. Explain how shares could have been accepted for payment before the Expiration Time. Alternatively, delete the language to that effect in the parenthetical in the middle of the paragraph.

5.   In the first sentence of the final paragraph, you state that you may assert a condition even where your own action or omission gives rise to the existence of the condition. Although you qualify this language somewhat later in the same sentence, an offer condition that can be triggered by your own action or omission renders the offer illusory. Please revise.

6.   When a condition is triggered and you decide to proceed with the offer anyway, your inaction constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, however, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

7.   When an offer condition is triggered by events that occur during the offer period and
        before the expiration of the offer, the company should inform holders of securities
        how it intends to proceed promptly, rather than wait until the end of the offer period,
        unless the condition is one where satisfaction of the condition may be determined
        only upon expiration. Please confirm your understanding in your response letter.

Source and Amount of Funds, page 15

8.   We note that if you purchase more than 6,700,000 shares in this offer, you intend to
        borrow additional funds, either under your existing credit facility with RBS Citizens
        National Association or through other lenders. Please revise to provide additional
        disclosure pursuant to Item 1007(d) of Regulation M-A for the revolving credit or
        other debt facility. In addition, file the credit facility and all amendments thereto as
        exhibits. See Item 1016(b) of Regulation M-A.

Miscellaneous, page 27

9.   We note your statement on page 27 that if you determine that you are not legally able
        to make the offer in a particular jurisdiction, tenders will not be accepted from or on
        behalf of holders of shares in such jurisdiction. Please clarify, if true, that you are
        referring to a U.S. state and not a non-U.S. jurisdiction. If not, please advise us how
        you are complying with the all-holders provision in Exchange Act Rule 13e-4(f)(8)(i).
        We view Exchange Act Rule 13e-4(f)(9)(ii) as permitting the exclusion of only those
        holders residing in a U.S. state where the issuer is prohibited from making the tender
        offer pursuant to applicable state law. While you may not be required to disseminate
        the Offer to Purchase into any jurisdiction where doing so would contravene the laws
        of that jurisdiction, you may not restrict tenders from any particular jurisdiction,
        consistent with Rule 13e-4(f)(8)(i). Please revise or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to the disclosure, they are responsible
for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

        ·   the company is responsible for the adequacy and accuracy of the disclosure in
                the filing;

Greg Strakosch
TechTarget, Inc.
November 15, 2010
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3428 if you have any questions regarding our comments, or, if you require further assistance, you may call Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via Facsimile (617) 526-5000
       Mark G. Borden, Esq.
       Graham Robinson, Esq.
       Wilmer Cutler Pickering Hale and Dorr LLP